DGAP-News: AIXTRON SE / Key word(s): AGM/EGM/Miscellaneous
AIXTRON SE Annual General Meeting / All Resolutions Approved / Supervisory Board Re-Elected

25.05.2016 / 15:18
The issuer is solely responsible for the content of this announcement.

AIXTRON SE General Meeting 2016

All Resolutions Approved

Supervisory Board Re-Elected

Herzogenrath/Germany, May 25, 2016 - Shareholders of AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) a worldwide leading provider of deposition equipment to the semiconductor industry, today voted in favor of the resolutions presented by the Executive Board and the Supervisory Board to this year's Annual General Meeting.

Key resolutions

The following resolutions were approved at AIXTRON's 19th Annual General Meeting:

-  Approval of the activities of the members of the Executive Board and of the Supervisory Board during fiscal year 2015

-  Election of the auditors and the Group auditors for fiscal year 2016

-  Election of the Supervisory Board

Nearly 36 percent of AIXTRON SE's share capital was represented at the shareholder meeting held at the Hotel Pullman Aachen Quellenhof in Aachen, Germany.

Speech of the Executive Board and Presentation

The speech of AIXTRONs CEO Martin Goetzeler and COO Dr. Bernd Schulte with the title "Staying Focused", in which the Full Year 2015 results, the Q1/2016 results, the announced planned takeover offer as well as the company strategy are explained, as well as the slides to the presentation to Topic 1 of the agenda can be downloaded from the website: www.aixtron.com/agm.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

25.05.2016 Dissemination of a Corporate News, transmitted by DGAP - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

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Language: English

Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany

Phone:	+49 (2407) 9030-0

Fax:	+49 (2407) 9030-40

E-mail:	invest@aixtron.com

Internet:	www.aixtron.com

ISIN:	DE000A0WMPJ6, US0096061041

WKN:	A0WMPJ, A0D82P

Indices:	TecDAX

Listed:	Regulated Market in Frankfurt (Prime Standard); Regulated Unofficial Market in Berlin, Dusseldorf, Munich, Stuttgart; Terminbörse EUREX; Nasdaq

End of News DGAP News Service

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